1875 K Street, N.W. Washington, DC 20006 Tel: 202 303 1000 Fax: 202 303 2000

September 6, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	iShares U.S. ETF Trust (the “Trust”)
(Securities Act File No. 333-179904
Investment Company Act File No. 811-22649)
Post-Effective Amendment No. 20

Ladies and Gentlemen:

On behalf of the Trust, we hereby transmit for filing under the Securities Act of 1933 (the “1933 Act”) and the Investment Company Act of 1940, Post-Effective Amendment No. 20 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Amendment is being filed pursuant to Rule 485(a)(2) under the 1933 Act for the sole purpose of adding four new funds to the Trust (each, a “Fund” and collectively, the “Funds”):

iShares Core Allocation Conservative ETF;

iShares Core Allocation Moderate ETF;

iShares Core Allocation Moderate Growth ETF; and

iShares Core Allocation Growth ETF.

The filing will become automatically effective 75 days after the filing.

The following information is provided to assist the Staff of the Commission (the “Staff”) in its review of the Registration Statement.

(1)	Investment Objectives and Policies

(a)	iShares Core Allocation Conservative ETF

The iShares Core Allocation Conservative ETF (the “Fund”) seeks to create a conservative risk portfolio by allocating its underlying holdings among the iShares Core suite of equity and fixed income ETFs.

The Fund is a fund of funds and seeks to achieve its investment objective by investing primarily in the securities of Underlying Funds that themselves seek investment results corresponding to their own underlying indexes. The Underlying Funds invest primarily in distinct asset classes, such as large-capitalization, mid-capitalization and small-capitalization U.S. equity, international developed and emerging market equity, short-term U.S. government and corporate debt, long-term U.S. government and corporate debt, or the U.S. aggregate bond market; each such asset class has its own risk profile.

The Fund is an actively managed exchange-traded fund (“ETF”) that does not seek to replicate the performance of a specified index. BFA selects securities for the Fund using a proprietary, model-based investment process that seeks to maximize returns for such Fund’s stated risk/return profile.

The Fund intends to hold investments which in the aggregate have a conservative risk/return profile as determined by BFA. A “conservative” risk allocation typically emphasizes significant exposure to fixed income securities, while maintaining smaller exposure to equity, in an effort to preserve capital and reduce volatility of returns. BFA’s determination of a conservative allocation may differ from your own. As of June 30, 2013, BFA’s model recommended an allocation of approximately 20% to Underlying Funds that invest primarily in equity securities and 80% to Underlying Funds that invest primarily in fixed income securities.

As of June 30, 2013, the Underlying Funds of the iShares Core suite included iShares Core Long-Term U.S. Bond ETF, iShares Core MSCI EAFE ETF, iShares Core MSCI Emerging Markets ETF, iShares Core MSCI Total International Stock ETF, iShares Core S&P 500 ETF, iShares Core S&P Mid-Cap ETF, iShares Core S&P Small-Cap ETF, iShares Core S&P Total U.S. Stock Market ETF, iShares Core Short-Term U.S. Bond ETF and iShares Core Total U.S. Bond Market ETF. BFA may add, eliminate or replace the Underlying Funds at any time without advance notice to investors. The Underlying Funds held by the Fund may change over time and may not include all of the Underlying Funds listed above. In addition, the relative proportions of the Underlying Funds held by the Fund may change over time. Top sectors primarily include agency securities, financial companies, industrials companies and treasury securities. The top sectors of the Fund, and the degree to which they represent certain industries, may change over time.

The Fund may also invest in other ETFs (including other iShares funds), cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

(b)	iShares Core Allocation Moderate ETF

The iShares Core Allocation Moderate ETF (the “Fund”) seeks to create a moderate risk portfolio by allocating its underlying holdings among the iShares Core suite of equity and fixed income ETFs.

The Fund is a fund of funds and seeks to achieve its investment objective by investing primarily in the securities of Underlying Funds that themselves seek investment results corresponding to their own underlying indexes. The Underlying Funds invest primarily in distinct asset classes, such as large-capitalization, mid-capitalization and small-capitalization U.S. equity, international developed and emerging market equity, short-term U.S. government and corporate debt, long-term U.S. government and corporate debt, or the U.S. aggregate bond market; each such asset class has its own risk profile.

The Fund is an actively managed exchange-traded fund (“ETF”) that does not seek to replicate the performance of a specified index. BFA selects securities for the Fund using a proprietary, model-based investment process that seeks to maximize returns for such Fund’s stated risk/return profile through investments in Underlying Funds.

The Fund intends to hold investments which in the aggregate have a moderate risk/return profile as determined by BFA. A “moderate” risk allocation typically emphasizes exposure to fixed income securities, while maintaining some exposure to equity securities, in an effort to provide an opportunity for some capital preservation and for low to moderate capital appreciation. BFA’s determination of a moderate allocation may differ from your own. As of June 30, 2013, BFA’s model recommended an allocation of approximately 40% to Underlying Funds that invest primarily in equity securities and 60% to Underlying Funds that invest primarily in fixed income securities.

As of June 30, 2013, the Underlying Funds of the iShares Core suite included iShares Core Long-Term U.S. Bond ETF, iShares Core MSCI EAFE ETF, iShares Core MSCI Emerging Markets ETF, iShares Core MSCI Total International Stock ETF, iShares Core S&P 500 ETF, iShares Core S&P Mid-Cap ETF, iShares Core S&P Small-Cap ETF, iShares Core S&P Total U.S. Stock Market ETF, iShares Core Short-Term U.S. Bond ETF and iShares Core Total U.S. Bond Market ETF. BFA may add, eliminate or replace the Underlying Funds at any time without advance notice to investors. The Underlying Funds held by the Fund may change over time and may not include all of the Underlying Funds listed above. In addition, the relative proportions of the Underlying Funds held by the Fund may change over time. Top sectors primarily include agency securities, financial companies and treasury securities. The top sectors of the Fund, and the degree to which they represent certain industries, may change over time.

The Fund may also invest in other ETFs (including other iShares funds), cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

(c)	iShares Core Allocation Moderate Growth ETF

The iShares Core Allocation Moderate Growth ETF (the “Fund”) seeks to create a moderate growth risk portfolio by allocating its underlying holdings among the iShares Core suite of equity and fixed income ETFs.

The Fund is a fund of funds and seeks to achieve its investment objective by investing primarily in the securities of Underlying Funds that themselves seek investment results corresponding to their own underlying indexes. The Underlying Funds invest primarily in distinct asset classes, such as large-capitalization, mid-capitalization and small-capitalization U.S. equity, international developed and emerging market equity, short-term U.S. government and corporate debt, long-term U.S. government and corporate debt, or the U.S. aggregate bond market; each such asset class has its own risk profile.

The Fund is an actively managed exchange-traded fund (“ETF”) that does not seek to replicate the performance of a specified index. BFA selects securities for the Fund using a proprietary, model-based investment process that seeks to maximize returns for such Fund’s stated risk/return profile through investments in Underlying Funds.

The Fund intends to hold investments which in the aggregate have a moderate growth risk/return profile as determined by BFA. A “moderate growth” risk allocation typically emphasizes exposure to equity securities, while maintaining some exposure to fixed income securities, in an effort to provide an opportunity for moderate capital appreciation and some capital preservation. BFA’s determination of a moderate growth allocation may differ from your own. As of June 30, 2013, BFA’s model recommended an allocation of approximately 60% to Underlying Funds that invest primarily in equity securities and 40% to Underlying Funds that invest primarily in fixed income securities.

As of June 30, 2013, the Underlying Funds of the iShares Core suite included iShares Core Long-Term U.S. Bond ETF, iShares Core MSCI EAFE ETF, iShares Core MSCI Emerging Markets ETF, iShares Core MSCI Total International Stock ETF, iShares Core S&P 500 ETF, iShares Core S&P Mid-Cap ETF, iShares Core S&P Small-Cap ETF, iShares Core S&P Total U.S. Stock Market ETF, iShares Core Short-Term U.S. Bond ETF and iShares Core Total U.S. Bond Market ETF. BFA may add, eliminate or replace the Underlying Funds at any time without advance notice to investors. The Underlying Funds held by the Fund may change over time and may not include all of the Underlying Funds listed above. In addition, the relative proportions of the Underlying Funds held by the Fund may change over time. Top sectors primarily include consumer discretionary, financial, industrials and information technology companies, and treasury securities. The top sectors of the Fund, and the degree to which they represent certain industries, may change over time.

The Fund may also invest in other ETFs (including other iShares funds), cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

(d)	iShares Core Allocation Growth ETF

The iShares Core Allocation Growth ETF (the “Fund”) seeks to create a growth risk portfolio by allocating its underlying holdings among the iShares Core suite of equity and fixed income ETFs.

The Fund is a fund of funds and seeks to achieve its investment objective by investing primarily in the securities of Underlying Funds that themselves seek investment results corresponding to their own underlying indexes. The Underlying Funds invest primarily in distinct asset classes, such as large-capitalization, mid-capitalization and small-capitalization U.S. equity, international developed and emerging market equity, short-term U.S. government and corporate debt, long-term U.S. government and corporate debt, or the U.S. aggregate bond market; each such asset class has its own risk profile.

The Fund is an actively managed exchange-traded fund (“ETF”) that does not seek to replicate the performance of a specified index. BFA selects securities for the Fund using a proprietary, model-based investment process that seeks to maximize returns for such Fund’s stated risk/return profile through investments in Underlying Funds.

The Fund intends to hold investments which in the aggregate have a growth risk/return profile as determined by BFA. A “growth” risk allocation typically emphasizes significant exposure to equity securities, while also allocating a smaller portion of exposure to fixed income securities, in an effort to provide an opportunity for long-term capital appreciation. BFA’s determination of a growth allocation may differ from your own. As of June 30, 2013, BFA’s model recommended an allocation of approximately 85% to Underlying Funds that invest primarily in equity securities and 15% to Underlying Funds that invest primarily in fixed income securities.

As of June 30, 2013, the Underlying Funds of the iShares Core suite included iShares Core Long-Term U.S. Bond ETF, iShares Core MSCI EAFE ETF, iShares Core MSCI Emerging Markets ETF, iShares Core MSCI Total International Stock ETF, iShares Core S&P 500 ETF, iShares Core S&P Mid-Cap ETF, iShares Core S&P Small-Cap ETF, iShares Core S&P Total U.S. Stock Market ETF, iShares Core Short-Term U.S. Bond ETF and iShares Core Total U.S. Bond Market ETF. BFA may add, eliminate or replace the Underlying Funds at any time without advance notice to investors. The Underlying Funds held by the Fund may change over time and may not include all of the Underlying Funds listed above. In addition, the relative proportions of the Underlying Funds held by the Fund may change over time. Top sectors primarily include consumer discretionary, financial, industrials and information technology companies. The top sectors of the Fund, and the degree to which they represent certain industries, may change over time.

The Fund may also invest in other ETFs (including other iShares funds), cash and cash equivalents, including shares of money market funds advised by BFA or its affiliates.

(2)	Changes from Recent Filings

Each Fund’s description of its investment strategy and risk factors are specific to the Fund. The portfolio managers are specific to these Funds. Fee information will be specific to these Funds.

The Amendment follows the general format used in prior Trust filings prepared in accordance with the revised Form N-1A, for example, Post-Effective Amendment No. 7 filed pursuant to Rule 485(a)(1) on April 1, 2013, relating to the iShares Enhanced U.S. Small-Cap ETF.

(3)	Prior Filings with Similar Disclosure

Much of the disclosure in the Amendment is substantially similar to that in prior filings submitted by the Trust and reviewed by the Staff. In particular, we invite your attention to Post-Effective Amendment No. 7, filed pursuant to Rule 485(a)(1) on April 1, 2013.

In the Prospectus:

“Portfolio Holdings Information,” “Management — Investment Adviser,” “Management — Administrator, Custodian and Transfer Agent,” “Management — Conflicts of Interest,” “Shareholder Information — Book Entry,” “Shareholder Information — Share Prices,” “Shareholder Information — Dividends and Distributions,” “Shareholder Information — Taxes,” “Shareholder Information — Taxes When Shares Are Sold,” “Shareholder Information — Creations and Redemptions,” “Shareholder Information — Householding,” “Distribution” and “Financial Highlights.”

In the Statement of Additional Information:

“Proxy Voting Policy,” “Portfolio Holdings Information,” “Continuous Offering,” “Investment Advisory, Administrative and Distribution Services — Codes of Ethics,” “Investment Advisory, Administrative and Distribution Services — Anti-Money Laundering Requirements,” “Investment Advisory, Administrative and Distribution Services — Administrator, Custodian and Transfer Agent,” “Investment Advisory, Administrative and Distribution Services — Distributor,” “Additional Information Concerning the Trust — DTC as Securities Depository for Shares of the Fund,” “Financial Statements” and “Miscellaneous Information.”

* * * * *

The operations of the Funds, the description of the shares offered and the other information that is typically common in a fund complex do not appear to raise novel issues or problem areas that warrant particular attention of the Staff in reviewing the Registration Statement. Consequently, on behalf of the Trust, we request that the Registration Statement be given selective review by the Staff.1

[1]	See Inv. Co. Act. Rel. No. 13768 (Feb. 15, 1984).

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Ed Baer, Esq.
Katherine Drury
Michael Gung
Joel Whipple